Filed by Abbott Laboratories

(Commission File No: 1-2189)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Mylan Inc.

(Commission File No: 1-9114)

On July 14, 2014, the following document was posted on the internal corporate website of Abbott Laboratories (“Abbott”) available to employees of Abbott and its subsidiaries.

EPD Developed Markets HR Talking Points and FAQs for use by EPD Managers July 14, 2014

Please use the following talking points and frequently asked questions in your discussions with your teams to answer any questions after the announcement of the transaction. Additional information will be provided throughout the process. This information is for internal use only and should not be shared externally.

Important Note:

•                  Abbott is fully aware that the local reorganizations and transfers require, where applicable, consultation with the appropriate employee representatives. Abbott is fully committed to adhering to these obligations.  Regarding those countries where such consultation is required, the following employee-related information in this document is therefore subject to such consultations and reflects the plans intended by Abbott, but not a final decision.  The purpose of this information is to familiarize the employees and employee representatives concerned with our plans, but not to preempt any consultations.

Talking Points

•                  All Abbott EPD employees in roles that are primarily dedicated to EPD in developed market countries are planned to become employees of Mylan.  (See attached list of EPD developed market countries).

•                  In general, other Abbott employees are planned to join Mylan if they spend over 50% of their time in support of the EPD developed markets business that will transfer to Mylan.  These employees will be identified in the coming weeks by Abbott management.

•                  In total, approximately 3,800 Abbott employees are expected to join Mylan.

•                  Mylan will acquire Abbott’s pharmaceutical manufacturing sites in Châtillon, France and Katsuyama, Japan.  Other EPD manufacturing facilities in developed markets - Neustadt, Germany; Victoriaville, Canada; and Weesp and Olst in the Netherlands are not included in this transaction.   Abbott and Mylan will supply certain products to each other after the transaction is completed.

•                  While the close date of the transaction is expected in the first quarter of 2015, some employees may join Mylan later based on the specific timing for their respective country.

•                  Mylan will count your years of service at Abbott as if they had occurred at Mylan, for all purposes under the employee benefit plans and policies, except for pension plans where service years used for determining benefits criteria will depend on local legislation and the manner in which plans transition from Abbott to Mylan.

•                  Employees will also continue to be paid their current base salary and wages as of the close date in their country when they join Mylan.

•                  For a period of two years following the close date in each respective country, or such longer period as required by applicable law, Mylan has agreed to provide:

•                  Base salary or wage rates that are not less than those in effect for each employee immediately prior to closing.

•                  Long-term and short-term incentive compensation opportunities that, in the aggregate, are no less favorable than those in effect immediately prior to closing.

•                  Employee benefits that, in the aggregate, are substantially similar to those in effect for each employee immediately prior to closing (including defined benefit plans).

•                  Between now and the close of the transaction, we remain two separate companies.  A transition team of Abbott and Mylan leadership will be formed to guide the transition.

•                  You can learn more about Mylan through materials that will be posted on the EPD home page on Abbott World.  In addition, Mylan leadership will be meeting with Abbott EPD leaders in developed markets the week of July 21.  Future country meetings with Mylan will occur in the coming weeks and months.

•                  We will communicate with you regularly. If you have specific questions or concerns in the interim, please speak with your manager.

Frequently Asked Questions

•                  When is the transaction expected to close?

•                  The transaction is expected to close in the first quarter of 2015.

•                  What Abbott EPD employees are expected to join Mylan?

•                  All Abbott EPD employees in roles that are primarily dedicated to EPD in developed markets are planned to become employees of Mylan.  (See attached list of EPD developed market countries).

•                  Are other Abbott employees expected to join Mylan?  What about employees in support functions?

•                  In general, Abbott employees are expected to join Mylan if they spend over 50% of their time in support of the EPD developed markets business that will transfer to Mylan.  These employees will be identified in the coming weeks by Abbott management.

•                  All other Abbott businesses outside of EPD are not directly affected by this announcement.

•                  How many total Abbott employees are expected to join Mylan?

•                  Approximately 3,800 Abbott employees are expected to join Mylan.

•                  What current Abbott EPD manufacturing sites are expected to join Mylan?

•                  Mylan will acquire Abbott’s pharmaceutical manufacturing sites in Châtillon, France and Katsuyama, Japan.

•                  Other EPD manufacturing facilities in developed markets - Neustadt, Germany; Victoriaville, Canada; and Weesp and Olst in the Netherlands are not included in this transaction.   Abbott and Mylan will supply certain products to each other after the transaction is completed.

•                  What will happen with the remaining EPD business that will stay with Abbott?

•                  EPD will focus on executing its branded-generics strategy in emerging geographies, where it will retain all of its branded-generics established pharmaceuticals business.

•                  In addition, the recent announcements to acquire CFR and Veropharm reinforce Abbott’s strategy to focus the pharmaceutical business on emerging geographies.  Both of these acquisitions are expected to close before year-end.

•                  How will Abbott employees transition to Mylan?

•                  Employees are planned to transition to Mylan in different ways and on different timelines based on the legal requirements in their country.  More details will be shared with employees and employees’ representatives in the coming months.

•                  Will European law on automatic employee transfer (TUPE) apply?

•                  Yes.  In some European Union countries, most Abbott employees will first transfer to another Abbott legal entity.  This transfer will be regulated by Transfer of Undertakings, Protection of Employment Regulations (TUPE).  At closing, the ownership of that other Abbott entity will transfer automatically to Mylan.

•                  Will all employees transition to Mylan at the close of the transaction?

•                  No.  Due to legal/regulatory requirements and approvals, employees in some countries may not transfer to Mylan at the time of the close of the transaction.  In these cases, employees will continue to be employed by Abbott until the appropriate requirements are met and approvals have been obtained in their country.

•                  Once approvals are obtained, employees will join Mylan and be treated in the same manner as employees who joined as of the close of the transaction.

•                  Do you expect job losses at Abbott or Mylan due to this announcement?

•                  Both Mylan and Abbott, like any successful company, continually assess staffing levels and make appropriate business decisions based on workforce and operational efficiencies.  The integration teams, along with management from both Abbott and Mylan will work to ensure we have the right resources in the right places. In the event of any future restructuring actions at Abbott, that information will be shared appropriately as soon as available.

•                  Will Basel, Switzerland remain EPD headquarters?

•                  Yes, EPD’s headquarters will remain in Basel.

•                  Will Mylan honor my years of service at Abbott?

•                  Yes.  Mylan will count your years of service at Abbott as if they had occurred at Mylan, for all purposes under the employee benefit plans and policies, except for pension plans where service years used for determining benefits criteria will depend on local legislation and the manner in which plans transition from Abbott to Mylan.

•                  Will I continue to receive the same salary after close?

•                  Yes.  You will continue to be paid your current salary and wages as of the close date in your country when you join Mylan.

•                  What will happen to my pay and benefits?

•                  For a period of two years following the close date in each respective country, or such longer period as required by applicable law, Mylan has agreed to provide:

•                  Base salary or wage rates that are not less than those in effect for each employee immediately prior to closing.

•                  Long-term and short-term incentive compensation opportunities that, in the aggregate, are no less favorable than those in effect immediately prior to closing.

•                  Employee benefits that, in the aggregate, are substantially similar to those in effect for each employee immediately prior to closing (including defined benefit plans).

•                  What will happen to collective bargaining or union agreements?

•                  Mylan, or the applicable corporate entity, shall become a party to any collective bargaining (including national, sector or local) works council or similar agreement with respect to any employee currently covered by a collective bargaining or union agreement, who joins Mylan as part of this transaction.

•                  What happens to my unvested Abbott and AbbVie restricted stock?

•                  Abbott employees who join Mylan will receive the value of their Abbott and AbbVie unvested restricted stock grants in cash from Abbott as of the close date in their country.

•                  What happens to my vested Abbott and AbbVie stock options at close?

•                  Employees who are retirement eligible as defined by the stock option plan will have until the term of the grant to exercise their options.  All other Abbott employees who join Mylan will have 90 days following the close date in their country to cash out their vested Abbott and AbbVie stock option grants.

•                  What will happen to my contributions towards the Abbott Employee Stock Purchase Plan (ESPP)?

•                  Abbott employees can continue to make contributions towards the ESPP program until the date of close for their respective country.  Following the close date for their country, employees will receive contributions to the next purchase cycle that will occur after the closing, in the form of a refund by Abbott.

•                  What happens to my pension plan at closing?

•                  All vested retirement benefits earned with Abbott up to closing will be protected according to plan rules and local legislation.  The ability or requirement to transfer your accrued Abbott benefits to Mylan will be determined by local legislation and more detail on this topic will be provided in the coming months.

•                  Can I retire?

•                  Employees may retire at any time they are eligible to do so.

•                  Who will have responsibility for retirement benefits for employees who have retired from Solvay or Abbott?

•                  The responsibility for paying retirement benefits will be determined by local rules and the structure of the transaction in each country.  More details on the topic will be provided in the coming months.

•                  What if I refuse to transfer to Mylan?

•                  In most cases, if you choose not to transition to Mylan, you will be resigning from Abbott. Local law will determine the impact of refusing the transfer.

•                  If I am identified as an employee transferring to Mylan, can I transfer to other Abbott divisions instead?

•                  No.  Because it is imperative to ensure business continuity for our customers during this transition, effective immediately, designated Abbott EPD employees in developed markets and others identified to transfer to Mylan, may not transfer to another Abbott division, as of the date of this announcement.  Employees who have already accepted another position in a role affected by this transaction within Abbott at the time of the announcement will move to the new position within Abbott.

•                  If I have already accepted an offer for another Abbott position in a role affected by this transaction, will I still move to that role?

•                  Employees who have already accepted another position in a role affected by this transaction within Abbott at the time of the announcement will move to the new position within Abbott.  Employees who are interviewing for other positions within Abbott now should contact their recruiter to determine the status of the position.

•                  Can I apply for positions at AbbVie?

•                  Although there is an existing cross-company hiring approval process between Abbott and AbbVie, it is imperative to ensure business continuity for our customers during this transition. Therefore, Abbott will not approve transfers to AbbVie of Abbott EPD employees in developed markets and others identified to transfer to Mylan.

•                  Can I join Mylan and then be rehired by Abbott at a later date?

•                  Both Mylan and Abbott have agreed that no employees will move between the two companies for a period of two years following the date of the global transaction.  After two years, normal hiring policies will apply.

•                  What happens next?

•                  Between now and the close of the transaction, we remain two separate companies.  A transition team of Abbott and Mylan leadership will be formed to guide the transition.  The Abbott Transition Organization will lead the transition effort on behalf of Abbott.  More details will follow on the transition process once the transition team has finalized plans.  Employees should wait for direction from this team before planning for transition.

•                  What should I focus on now?

•                  For now, your most important task is to focus on your current responsibilities and commitments to our customers.

•                  How can I learn more about Mylan?

•                  You can learn more about Mylan through materials that will be posted on the EPD home page on Abbott World.  In addition, Mylan leadership will be meeting with Abbott EPD leaders in developed markets the week of July 21.  Future country meetings with Mylan will occur in the coming weeks and months.

•                  How will I receive updates?

•                  We will communicate with you regularly.  The EPD home page on Abbott World will be a good source of information as well.  If you have specific questions or concerns in the interim, please speak with your manager.

All statements are subject to, and shall not be considered as modifying the express terms of, any plan or program documents. Abbott reserves the right to amend or cancel its benefits, plans and programs at any time, except as otherwise expressly agreed with Mylan.  Similarly, Mylan reserves the right to amend or cancel its benefits, plans and programs at any time, except as otherwise expressly agreed with Abbott. This content represents the terms of the agreement between Abbott and Mylan based on the anticipated successful transaction wherein Abbott’s EPD business in developed markets will transfer to Mylan. This material is not a statement of contractual rights or remedies and is not intended to give rise to any right of employment, continued employment, or benefits to any employee (or dependent or beneficiary of any employee).

EPD Developed Market Countries: Business Transferring to Mylan

Albania	Kosovo

Australia	Latvia

Austria	Liechtenstein

Belgium	Lithuania

Bosnia – Herzegovina	Luxembourg

Bulgaria	Macedonia

Canada	Malta

Croatia	Monaco

Cyprus	Montenegro

Czech Republic	Netherlands

Denmark	New Zealand

Estonia	Norway

Finland	Poland

France	Portugal

Germany	Romania

Gibraltar	Serbia

Greece	Slovakia

Hungary	Slovenia

Iceland	Spain

Ireland	Sweden

Italy	Switzerland

Japan	United Kingdom

Cautionary Statements Regarding Forward-Looking Information

This communication contains forward-looking statements that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecasts,” variations of these words and similar expressions are intended to identify these forward-looking statements. Certain factors, including but not limited to those identified under “Item 1A. Risk Factors” in the Annual Report of Abbott Laboratories (“Abbott”) on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2014, as subsequently amended, may cause actual results to differ materially from current expectations, estimates, projections, forecasts and from past results. These forward-looking statements may also include statements regarding the proposed transaction (the “Transaction”) between Abbott and Mylan Inc. (“Mylan”), including the expected timing of completion of the Transaction and anticipated future financial and operating performance and results. These statements are based on the current expectations of management of Abbott. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the companies may be unable to obtain regulatory approvals required for the Transaction, or that required regulatory approvals may delay the Transaction or result in the imposition of conditions that could cause the companies to abandon the Transaction, (ii) the risk that the stockholders of Mylan may not approve the Transaction, (iii) the risk that the conditions to the closing of the Transaction  may not be satisfied, (iv) the risk that a material adverse change, event or occurrence may affect Abbott and Mylan prior to the closing of the Transaction and may delay the Transaction or cause the companies to abandon the Transaction, (v) the possibility that the Transaction may involve unexpected costs, liabilities or delays, (vi) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the Transaction and (vii) the risk that disruptions from the Transaction will harm relationships with customers, employees and suppliers.  No assurance can be made that any expectation, estimate or projection contained in a forward-looking statement will be achieved or will not be affected by the factors cited above or other future events.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Abbott does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in expectations, except as required by law.

Additional Information and Where to Find it

In connection with the proposed Transaction, a newly-formed Netherlands public limited liability company (“New Mylan”) will file with the SEC  a registration statement that includes a preliminary prospectus regarding the Transaction and Mylan will file with the SEC a proxy statement with respect to a special meeting of its shareholders to be convened to approve the Transaction.  The definitive proxy statement/prospectus will be mailed to the shareholders of Mylan.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABBOTT’S DEVELOPED MARKETS PHARMACEUTICAL BUSINESS, MYLAN AND THE TRANSACTION.

Investors will be able to obtain these materials, when they are available, and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement, when they become available,  may be obtained free of charge by accessing Mylan’s website at www.mylan.com/investors or by writing Mylan at 1000 Mylan Boulevard, Canonsburg, Pennsylvania 15317, Attention: Investor Relations. Investors may also read and copy any reports, statements and other information filed by Abbott and Mylan with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Mylan and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding Mylan’s directors and executive officers is available in its proxy statement filed with the SEC by Mylan on March 10, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.